

September 3, 2013

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

      Re: Boreal Water Collection, Inc.
            Amendment No. 6 to Registration Statement on Form 10-12G
            Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012
            Filed August 12, 2013
            Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended
            September 30, 2012
            Filed April 16, 2013
            Response dated August 12, 2013
            File No. 0-54776

Dear Mrs. Lavoie:

      We have reviewed your filings and response dated August 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 10-12G

Financial Statements

Notes to Financial Statements, page F-22

Note 14 – Restatement, page F-33

1.   We reviewed your response to comment number 5 in our letter dated May 10, 2013. As previously requested, please tell us your consideration of filing an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

2.   Please disclose the range of high and low bid information for your common stock for each quarterly period within the two most recent years. Indicate the source of such quotations and if applicable that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Please refer to Item 201 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

A. Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 10
Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011, page 10

3.   We reviewed your response to comment number 9 in our letter dated May 10, 2013 and the revisions to your disclosure. We note that selling, general and administrative expenses disclosed in the statements of operations for each year exceed the aggregate amounts of direct selling expenses and general administrative expenses disclosed in the third paragraph. Please tell us the nature of other selling, general and administrative expenses that are not discussed in your analysis. In addition, please discuss the other expenses included in selling, general administrative expenses and the reasons for the increase or decrease in such expenses.

4.   We reviewed your response to comment number 10 in our letter dated May 10, 2013 and the revisions to your disclosure. Please include a discussion of legal settlement and debt extinguishment transactions for each year in your discussion and analysis of

extraordinary items. Please also disclose the factors that caused the increase in interest expense and other income.

5.   We reviewed your response to comment number 13 in our letter dated May 10, 2013 and the revisions to your disclosure. As previously requested, please revise to include a discussion of the factors that caused significant changes in cash flows from operating, investing and financing cash flows between years. Please also disclose the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral and the impact thereof on your business and operations. Similar revisions should be made to your disclosures in future filings.

Additional Plan of Operation, page 13

6.   We reviewed your response to comment number 14 in our letter dated May 10, 2013 and the revisions to your disclosure. As previously requested, please disclose why you are positioned to accelerate your development plan given your current financial condition and liquidity. In that regard, it does not appear that your sales volume is growing or that you have been successful in raising financing in amounts that would enable you to accelerate your development plans. Otherwise, it may be more appropriate to disclose that you need to raise substantial debt or equity financing in order to accelerate your development plan.

Signatures, page 21

7.   We reviewed your response to comment number 16 in our letter dated May 10, 2013. We note that you deleted the second signature block required by Form 10-K. Please revise to provide the second section block and the required signatures, including your principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the board of directors. Please note that any person who occupies more than one of the specified positions in general instruction D(2) of Form 10-K are required to indicate each capacity in which the report is signed.

Amendment No. 1 to Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2012

General

8.   Please tell us when you plan to file the amendment referred to in your responses to comment numbers 21 and 22 in our letter dated May 10, 2013.

Mrs. Francine Lavoie
Boreal Water Collection, Inc.
September 3, 2013
Page 4

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3720
with any other questions.

                                Sincerely,

                                /s/ William H. Thompson for

                                Mara L. Ransom
                                Assistant Director